DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-110076
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-110076
Ladies and Gentlemen:

On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated April 30, 2004 to the Partnership's prospectus dated December 4, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                   April 2004

     The redemption value for Citigroup Diversified Futures Fund L.P. was $965.65 per unit at the end of April, down 8.8% for the month and down 0.4% for the year 2004.

The month of April saw a series of reversals for nearly all of the trends that have been driving performance over the past year, specifically lower interest rates, higher currency values verses the US dollar and rising commodity prices.

During April, as these previously profitable trends reversed, only energy positions contributed positively to the Fund's performance. In energy markets, increased global consumer demand helped to maintain prices at their current lofty levels. Crude and related products were positive with crude oil and unleaded gasoline turning in the best performance.

Offsetting these limited gains were the trading losses associated with the changing price trends in nearly all other markets. Notably, interest rates have been moving higher, the US dollar has recovered broadly against major currencies, and the prices for base and precious metals and grains have receded from recent highs. The largest losses were in the interest rate sector, led by the US markets, which were impacted by better than expected job growth numbers and fear that the Fed will raise interest rates soon. In foreign currency trading, losses were incurred in the British pound and the Japanese yen. Long positions in both base metals and grains were unprofitable as global demand receded primarily based on China's decision to slow domestic growth. The largest moves were in the base metals sector as nickel declined more than 20% and copper fell 10%. In the agricultural markets, the prices of cocoa, coffee, wheat and cotton each declined within a range of 4% to 9%.

April's results may be viewed as part of a larger, global shift in economic, financial and commodity price trends. As the Fund's advisors are primarily systematic trend-followers, their profitability is dependent on sustained price trends, up or down, in the underlying instruments. While there is no clear direction at present and as the markets tend to anticipate changes, prior trends have stalled and different instruments within the sectors start having choppy, uneven price movement. Such conditions are not conducive to trend-followers. In this environment, managed futures advisors tend to lower exposure to prior trends and maintain light exposure across a variety of markets and contracts. Such is the case with the Fund's advisors.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period April 1,
                             Through April 30, 2004

                                                       Percent
                                                      of Average
                                                      Net Assets


Realized losses from trading          $(12,806,364)     (2.40)%
Change in unrealized gains/losses
   from trading                        (33,301,004)     (6.25)
                                       (46,107,368)     (8.65)
Less, Brokerage commissions
   and clearing fees ($102,391)          2,588,294       0.49
Net realized and unrealized losses     (48,695,662)     (9.14)
Interest Income                            310,001       0.06
                                       (48,385,661)     (9.08)
Less, Expenses
   Management fees                         801,526       0.15
   Other expenses                           11,777       0.01
                                           813,303       0.16
Net Loss                               (49,198,964)     (9.24)%
                                                        -----
                                                        -----

Additions (755.5509 G.P. units
-------------------------------------
at March 31, 2004 net asset                800,000
value per unit of $1,058.83)
Additions (77,563.9149 L.P. units
at March 31, 2004 net asset
value per unit of $1,058.83)            82,127,000
Redemptions (2,226.0168 L.P. units
at April 30, 2004 net asset
value per unit of $965.65)              (2,149,553)
Increase in net assets                  31,578,483
Net Assets, March 31, 2004             475,873,411
Net Assets, April 30, 2004            $507,451,894
                                       ------------
Net Asset Value per unit
($507,451,894/525,944.2835 Units)           $964.84
                                       ------------

Redemption value per unit (Note 1)          $965.65
                                       ------------
Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $965.65.

The net asset value per unit of $964.84 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By:  /s/ Daniel R. McAuliffe, Jr.
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.